

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 19, 2006

By Facsimile and U.S. Mail

Mr. Thomas D. Willardson
Chief Financial Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607

> **Re:** **Cost Plus, Inc.**
> **Form 10-K for the calendar year ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 000-14970**

Dear Mr. Willardson:

We have reviewed your response to our prior comments dated June 23, 2006, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling, General and Administrative, page 17

1. We note your response to our prior comment No. 2 of our letter dated June 23, 2006. We do not understand why you quantify the combined impact from the departure of your CEO and the store closings. Please tell us how these two events are related or why it is not possible to disclose the impact of each event separately.

2. We note your response to our prior comment No. 2 of our letter dated June 23, 2006. Please quantify the costs related to the launch of the online store.

3. We note your response to our prior comment No. 2 of our letter dated June 23, 2006. Please provide a more robust discussion as to the types of costs associated with the start up of new stores. Also, please discuss whether these costs are expected to recur in the future.

Critical Accounting Policies, page 23

4. We note your response to our prior comment No. 4 of our letter dated June 23, 2006. Please disclose in more detail how you determine that the likelihood of redemption of your gift cards is remote. It would appear that this requires subjective analysis by management that could have a material impact on your results of operations. Further, please disclose the amount of revenue that you have recorded as a result of gift card breakage and any changes in revenue from period to period as a result of changes in your estimate as to when redemption is remote.

5. We note your response to our prior comment No. 4 of our letter dated June 23, 2006. We note that you identify the recognition of shipping and handling fees as a significant accounting policy. We also note that EITF 00-10 permits you to record associated costs either as part of cost of sales or selling and administrative costs. As this decision requires your judgment and could require you to disclose the amount of the associated costs, please revise your disclosure to state where you include the associated costs in your statement of operations.

6. We note your response to our prior comment No. 4 of our letter dated June 23, 2006. You identify inventory as an area requiring significant accounting policies and estimates. Specifically you note the importance of the use of markdowns and the judgment involved in markdowns. Please disclose the amount of markdowns taken each period and the reasons for significant changes from period to period.

7. We note your response to our prior comment No. 4 of our letter dated June 23, 2006. Regarding insurance and benefits, please disclose the dollar amount of per occurrence and aggregate loss limits. Disclose the reserves accrued at the end of each period as well as significant changes from period to period. Discuss the reasons for significant changes from period to period. We note your response to comment No. 5. Please explain to us in more detail how you determined that the amounts involved are not material. Given your assertion that the amounts are not material, please help us understand why you have included this matter in your discussion of "critical" accounting policies and managements estimates.

8. We note your response to our prior comment No. 4 of our letter dated June 23, 2006. You should enhance your discussion of income taxes to highlight the fact that you currently do not have a valuation allowance for your tax assets. Similarly, you should disclose any reserves for which you have recorded significant tax settlements.

9. We note your response to our prior comment No. 7 of our letter dated June 23, 2006. Please explain to us why you believe that reduction (i.e. netting) of an

Mr. Thomas D. Willardson
Cost Plus Inc.
September 19, 2006

expense line item is preferable to including the income with sales or as part of a line item that includes solely other income items.

10.   We note your response to our prior comment No. 11 of our letter dated June 23, 2006. Please tell us what are the amounts you have recorded as reserves against inventory, sales and receivables and more fully explain how you determined that these amounts are not material.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief